UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update on Kookmin Bank’s Decision on Capital Injection in PT Bank KB Bukopin Tbk.

On April 7, 2023, KB Financial Group Inc. (“KB Financial Group”) updated its previous disclosure made on February 17, 2023 regarding the decision by Kookmin Bank, one of KB Financial Group’s wholly-owned subsidiaries, to inject capital into PT Bank KB Bukopin Tbk. (“Bank KB Bukopin”), as follows:

On April 7, 2023, KB Financial Group disclosed that Kookmin Bank entered into a put option agreement (including provisions for a call option) (the “Agreement”) with STIC Eugene Star Holdings Inc. (“STIC”) for a certain number of million shares of Bank KB Bukopin to be issued as part of KB Bank Bukopin’s rights offering (the “Rights Offering”). Pursuant to the Agreement, STIC may exercise its put option on all or part of such shares against Kookmin Bank. The key details of the Agreement are as follows:

1.	Put Option

A.	Put Option: STIC’s right to sell the shares of Bank KB Bukopin it acquires through its participation in the Rights Offering.

B.	Shares subject to Put Option: Number of shares of Bank KB Bukopin that corresponds to IDR 3.19 trillion, the amount of investment to be made by STIC.

C.	Exercise Period of Put Option: Within one year from the end of the three-year period following the acquisition of shares.

D.	Exercise Price of Put Option: based on a base rate plus a certain spread agreed to by STIC and Kookmin Bank at the time of participation in the Rights Offering.

2.	Call Option

A.	Call Option: Kookmin Bank’s right to purchase the shares of Bank KB Bukopin acquired by STIC through STIC’s participation in the Rights Offering.

B.	Shares subject to Call Option: Number of shares of Bank KB Bukopin that corresponds to IDR 3.19 trillion, the amount of investment to be made by STIC.

C.	Exercise Period of Call Option: Within six months from the end of the two-year and six-month period following the acquisition of shares.

D.

Exercise Price of Call Option: based on a rate of return agreed to by STIC and Kookmin Bank at the time of participation in the Rights Offering, or a benchmark share price from a certain period prior to exercising the Call Option.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 7, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer